EXHIBIT 21.1

Subsidiaries of Silvercrest Asset Management Group Inc.

Subsidiary	Organization and Jurisdiction
Silvercrest LP	Delaware Limited Partnership
Silvercrest Investors LLC	Delaware Limited Liability Company
Silvercrest Investors II LLC	Delaware Limited Liability Company
Silvercrest Asset Management Group LLC	Delaware Limited Liability Company
Silvercrest Financial Services Inc.	New York Corporation